GALIANO GOLD REPORTS Q1 OPERATING

AND FINANCIAL RESULTS

Vancouver, British Columbia, May 2, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its first quarter ("Q1") 2024 operating and financial results for the Company. Galiano owns a 90% interest in the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

All financial information contained in this news release is unaudited and reported in United States dollars.

Acquisition of Gold Fields Limited's 45% interest in the AGM

On March 4, 2024, the Company completed the previously announced acquisition of Gold Fields Limited's 45% interest in the AGM joint venture (the "Acquisition"). The strategic rationale of the Acquisition is to consolidate ownership of the AGM, one of the largest gold mines in West Africa, and establish Galiano as a growing gold producer with robust financial strength. Following the Acquisition, the Company owns a 90% interest in the AGM with the Government of Ghana continuing to hold a 10% free-carried interest (non-controlling interest).

The Company began consolidating the operating results, cash flows and net assets of the AGM commencing on March 4, 2024.

Asanko Gold Mine Q1 Highlights (100% basis):

The operational and financial results of the AGM have been consolidated into the Company from March 4, 2024. To enable a clear understanding of the operational performance at the mine asset level, the following highlights for the AGM are presented on a 100% basis for the entire three months ended March 31, 2024.

  Safety: There were no lost-time injuries ("LTI"), nor total recordable injuries ("TRI"), recorded during the first quarter. The 12‐month rolling LTI and TRI frequency rates as of March 31, 2024 were 0.16 and 0.80 per million employee hours worked, respectively.

  Production performance: Gold production of 30,386 ounces during the first quarter. Gold production is expected to increase in the second half of 2024 after completion of waste stripping at the Abore deposit, and therefore remains in line with 2024 production guidance of 140,000 to 160,000 ounces.

  Milling performance: Achieved mill throughput of 1.5 million tonnes ("Mt") of ore at a grade of 0.8 grams per tonne ("g/t") during the first quarter. Metallurgical recovery in the first quarter was 83%.

  Cost performance: Total cash costs1 of $1,180 per gold ounce (“/oz”) and all-in sustaining costs1 (“AISC”) of $1,793/oz for the three months ended March 31, 2024. AISC1 guidance for 2024 is forecast between $1,600/oz to $1,750/oz and is anticipated to be elevated relative to the life of mine average primarily due to waste stripping to access consistent ore feed at Abore, which will benefit future years production.

  Cash flow generation: Generated positive cash flow from operations of $26.1 million and Free Cash Flow1 of $5.8 million during the first quarter. Free Cash Flow1 remained positive despite investing $12.4 million in waste stripping costs at the Abore deposit.

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1 See "8. Non-IFRS measures"

  Financial performance: Gold revenue of $65.5 million generated from 31,840 gold ounces sold at an average realized price of $2,056/oz during the first quarter. Net income of $14.5 million and Adjusted EBITDA1 of $21.7 million during the first quarter.

  Growth at Abore: Following successful 2023 and early 2024 infill drilling programs at Abore, a notable increase to the Abore Mineral Resource Estimate was completed effective March 31, 2024. The Abore Measured and Indicated Mineral Resource increased by 181,000 ounces or 38%.

  Exploration focus: Planned 2024 exploration programs include drilling at Midras South to advance the deposit towards a potential maiden Mineral Reserve estimate, infill drilling at Adubiaso, early-stage drill testing at Target 3 and extension drilling at Gyagyatreso. A property wide reconnaissance program has also been designed to identify new target areas of interest.

Galiano Q1 Highlights:

  Robust liquidity: Following payment of $65.0 million to Gold Fields under the terms of the Acquisition, the Company ended the quarter with $130.8 million in cash and cash equivalents and no debt. For the three months ended March 31, 2024, the Company generated $13.0 million in cash flow from operations.

  Earnings: Net loss of $4.8 million or $0.02 per common share during the first quarter, which included the consolidation of the AGM's financial results effective from March 4, 2024. Adjusted net income1 for the first quarter was $6.5 million or $0.03 per common share.

"The first quarter of 2024 was transformational for the Company with the acquisition of Gold Fields' interest in the AGM. The team also delivered continued exploration success at Abore and is moving forward with a clear and focused vision for the AGM under our consolidated ownership", stated Matt Badylak, Galiano's President and Chief Executive Officer. "We are tracking to our annual production and cost guidance, with the mine producing just over 30,000 ounces during the quarter. The required stripping at Abore continues, and while this program will continue through the second quarter, we anticipate transitioning from stockpile processing to higher grade feed to the mill by the end of the second quarter.

The recently announced upgrade to the Mineral Resources at Abore by 38%, combined with additional step out and infill drilling across our deposits, will be used to update a consolidated Mineral Reserve estimate and Life of Mine plan across the AGM deposits in the fourth quarter. The team is committed to further value creation, through consistent delivery of production and cost targets, an aggressive exploration program and an optimized mine plan that aims to bring the Life of Mine cash flows forward."

Asanko Gold Mine - Summary of quarterly operational and financial highlights (100% basis)

Operating and financial results are on a 100% basis for all periods presented to enable comparability with prior quarters.

Asanko Gold Mine (100% basis)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Mining
Ore mined ('000t)	265	22	-	-	-
Waste mined ('000t)	4,877	3,415	-	-	-
Total mined ('000t)	5,142	3,437	-	-	-
Strip ratio (W:O)	18.4	155.2	-	-	-
Average gold grade mined (g/t)	0.9	0.7	-	-	-
Mining cost ($/t mined)	3.63	4.30	-	-	-
Ore tonnes trucked ('000 t)	566	657	695	729	1,367
Ore transportation cost ($/t trucked)	6.79	6.54	6.63	5.88	5.51
Processing
Ore milled ('000t)	1,467	1,486	1,573	1,457	1,566
Average mill head grade (g/t)	0.8	0.8	0.8	0.8	0.9
Average recovery rate (%)	83	84	87	85	73
Processing cost ($/t milled)	10.55	9.94	9.69	11.01	9.78
G&A cost ($/t milled)	4.74	5.55	4.16	4.68	4.09
Gold produced (oz)	30,386	31,947	35,779	33,673	32,678
Financials, costs and cash flow
Revenue ($m)	65.6	59.5	67.8	64.1	65.2
Gold sold (oz)	31,840	30,555	35,522	32,912	35,174
Average realized gold price ($/oz)	2,056	1,942	1,902	1,944	1,850
Total cash costs[1] ($/oz)	1,180	1,352	1,056	1,127	1,083
All-in sustaining costs[1] ($/oz)	1,793	2,065	1,445	1,374	1,268
All-in sustaining margin[1] ($/oz)	263	(123)	457	570	582
All-in sustaining margin[1] ($m)	8.4	(3.8)	16.2	18.8	20.5
Income from mine operations ($m)	23.5	8.7	23.7	24.4	24.7
Adjusted net income[1] ($m)	23.5	3.7	21.3	24.4	20.6
Cash provided by operating activities ($m)	26.1	24.1	39.7	18.0	18.9
Free cash flow[1] ($m)	5.8	2.3	24.0	10.1	12.0

Asanko Gold Mine - Financial and operational highlights for the three months ended March 31, 2024 and 2023 (100% basis)

The following tables present excerpts of the operating and financial results of the AGM on a 100% basis for the three months ended March 31, 2024 and 2023, so performance can be compared with the comparative period in the prior quarter.

	Three months ended March 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023
Asanko Gold Mine (100% basis)
Financial results
Revenue	65,602	65,193
Income from mine operations	23,496	24,657
Net income	14,457	20,614
Adjusted EBITDA[1]	21,682	22,863

Cash generated from operating activities	26,105	18,943
Free cash flow[1]	5,813	11,959
AISC margin[1]	8,374	20,471
Operating results
Gold produced (ounces)	30,386	32,678
Gold sold (ounces)	31,840	35,174
Average realized gold price ($/oz)	2,056	1,850

Total cash costs ($ per gold ounce sold)[1]	1,180	1,083
AISC ($ per gold ounce sold)[1]	1,793	1,268

  The AGM produced 30,386 ounces of gold during Q1 2024, as the processing plant achieved milling throughput of 1.5 Mt of ore at a grade of 0.8 g/t with metallurgical recovery averaging 83%.  Mill feed for the quarter was sourced primarily from existing stockpiled ore.

  Sold 31,840 ounces of gold in Q1 2024 at an average realized gold price of $2,056/oz for total revenue of $65.6 million (including $0.1 million of by-product silver revenue), an increase of $0.4 million from Q1 2023. The increase in revenue quarter-on-quarter was due to an 11% increase in realized gold prices relative to Q1 2023, partly offset by a 10% reduction in sales volumes.

  Income from mine operations for Q1 2024 totaled $23.5 million compared to $24.7 million in Q1 2023. The decrease in income from mine operations was due to a $2.1 million increase in depreciation and depletion expense resulting from depreciation on capitalized mining services leases, partly offset by a $1.2 million reduction in production costs. The decrease in production costs was primarily due to fewer tonnes trucked from Esaase to the processing plant.

  Reported Adjusted EBITDA1 of $21.7 million in Q1 2024 compared to $22.9 million in Q1 2023. The decrease in Adjusted EBITDA1 was largely driven by the decrease in income from mine operations described above.

  Total cash costs1 in Q1 2024 amounted to $1,180/oz compared to $1,083/oz in Q1 2023. The increase in total cash costs1 was primarily driven by lower gold sales volumes, which decreased by 9% in Q1 2024 and had the effect of increasing fixed costs on a per ounce basis.

  AISC1 for Q1 2024 was $1,793/oz compared to $1,268/oz in the comparative period. AISC1 was higher in the current quarter predominately due to the increase in total cash costs per ounce1 described above, 9% fewer gold ounces sold and higher sustaining capital expenditures ($330/oz increase) in Q1 2024 mainly related to waste stripping activities at the Abore deposit. Additionally, lease payments to a mining contractor were $90/oz higher (inclusive of interest expense) in Q1 2024.

  The AGM generated $26.1 million of cash flow from operating activities and free cash flow1 of $5.8 million during Q1 2024. This compares to $18.9 million of cash flow from operating activities and free cash flow1 of $12.0 million during Q1 2023.  The decrease in free cash flow1 was primarily due to higher capital spend related to waste stripping activities at the Abore deposit, partly offset by higher realized gold prices during Q1 2024.

Galiano Gold Inc. - Financial highlights for the three months ended March 31, 2024 and 2023

	Three months ended March 31,
(All amounts in 000's of US dollars, except per share amounts)	2024	2023
Galiano Gold Inc.
Financial results
Revenue	31,695	-
Income from mine operations	4,646	-
Net (loss) income	(4,759)	8,493
Net (loss) income attributable to common shareholders	(0.02)	0.04
Adjusted net income[1]	6,493	8,493
Adjusted net income attributable to common shareholders[1]	0.03	0.04
Adjusted EBITDA[1]	3,676	6,739

Cash and cash equivalents	130,804	56,173
Cash generated from (used in) operating activities	13,028	(543)

  The Company consolidated the financial results of the AGM commencing on March 4, 2024, and recognized revenue of $31.7 million relating to 14,912 gold ounces sold at an averaged realized gold price of $2,125/oz.

  The Company reported a net loss of $4.8 million in Q1 2024 compared to net income of $8.5 million in Q1 2023. The decrease in net earnings during Q1 2024 was due to cost of sales including the realization of purchase price adjustments on gold-in-process and gold on hand inventories totaling $10.3 million; a $3.5 million increase in share-based compensation expense resulting from an increase in the fair value of cash‐settled long‐term incentive plan awards linked to the Company's share price; and $2.3 million in transaction related costs incurred during Q1 2024. These factors were partly offset by a $1.3 million gain recorded on the derecognition of the Company's equity investment in the JV during Q1 2024.

  Adjusted EBITDA1 for Q1 2024 amounted to $3.7 million, compared to $6.7 million in Q1 2023. The decrease in Adjusted EBITDA1 was primarily due to higher share-based compensation expense in Q1 2024 as described above.

  Cash generated from operating activities in Q1 2024 was $13.0 million, compared to cash used in operating activities of $0.5 million in Q1 2023. The increase in cash generated from operating activities in Q1 2024 was driven by the consolidation of the AGM's cash flows effective March 4, 2024.

  As of March 31, 2024, the Company had cash and cash equivalents of $130.8 million and no debt.

Changes to the Board of Directors

Further to the Company's news release dated April 18, 2024, Galiano wishes to clarify that Mr. Navin Dyal and Dr. Moira Smith will be recommended to Galiano shareholders for election to the Board of Directors at the Company's Annual General Meeting to be held on June 13, 2024 and will not be appointed prior to the Annual General Meeting.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2024 and 2023, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the AGM's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the cost of production, adjusted for share-based compensation expense, by-product revenue and production royalties per ounce of gold sold.

  All-in Sustaining Costs per Gold Ounce and All-in Sustaining Margin

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold. All-in sustaining margin is calculated by taking the average realized gold price for a period less that period's AISC.

  EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the Adjusted EBITDA of the AGM joint venture for the period from January 1, 2024 to March 3, 2024. Other companies may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the AGM's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the AGM adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and service contractors for leases capitalized under IFRS 16.

  Adjusted net income and adjusted net income per common share

The Company has included the non-IFRS performance measures of adjusted net income and adjusted net income per common share. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items or non-recurring items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company or the AGM and its ability to generate cash flows and is an important indicator of the strength of the Company's or the AGM's operations and performance of its core business.

Qualified Person

Richard Miller, P.Eng., Vice President Technical Services with Galiano Gold Inc., is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446
Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company's operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore, and the results thereof; advancement toward a maiden Mineral Reserve estimate at Midras South; anticipated production and cost guidance; timing of delivery of higher grade ore from the Abore pit; the Company's plans to update a consolidated Mineral Reserve Estimate and Life of Mine plan; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; Life of Mine estimates are based on a number of factors and assumptions and may prove to be incorrect; risks related to the expected benefits of the Acquisition; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.